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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE TO/A


                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)


                            ------------------------

                                    DPL INC.

         (Name of Subject Company (issuer) and Filing Person (offeror))

                            ------------------------

                    COMMON SHARES, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                  233 293 109
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             STEPHEN F. KOZIAR, JR.
                    GROUP VICE PRESIDENT AND GENERAL COUNSEL
                                    DPL INC.
                           COURTHOUSE PLAZA SOUTHWEST
                                DAYTON, OH 45402

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)


                                 MARCH 14, 2000


Amount Previously Paid: $115,000                                                 Filing Party: N/A
Form or Registration No.: N/A                                                      Date Filed: N/A

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/ /  Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to         /X/  issuer tender offer subject to
Rule 14d-1.                                      Rule 13e-4.
/ /  going-private transaction subject to        / /  amendment to Schedule 13D under
Rule 13e-3.                                      Rule 13d-2.


    Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/


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

    This Amendment No. 6 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on February 4, 2000, as amended on February 10, 2000, February 22, 2000, February 24, 2000 and March 6, 2000, by DPL Inc., an Ohio corporation, in connection with its offer to purchase common shares, par value $.01 per share. DPL offered to purchase up to 25,000,000 shares at a price not in excess of $23.00 nor less than $20.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. DPL's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 4, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constituted the offer. All shares tendered and purchased included preferred share purchase rights issued pursuant to a Shareholder Rights Agreement, dated as of December 3, 1991, between DPL and The First National Bank of Boston, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred share purchase rights. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.



ITEM 4. TERMS OF THE TRANSACTION.



    Item 4 of the Schedule TO is hereby supplemented and amended by adding the following:



    The Offer expired at 12:00 Midnight, New York City time, on March 3, 2000. The Company accepted a total of 25 million Shares at a purchase price of $23.00 per Share. Following the purchase of the Shares properly tendered in the Offer, the Company has approximately 133 million Shares outstanding.



ITEM 11. ADDITIONAL INFORMATION.



    Item 11 of the Schedule TO is hereby supplemented and amended by adding the following:



    On March 6, 2000, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is filed as Exhibit (a)(5)(xi) hereto. On March 14, 2000, the Company issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(5)(xii) hereto and is incorporated herein by reference.


                               ITEM 12. EXHIBITS.


    Item 12 is supplemented by adding exhibit (a)(5)(xii)



(a)(1)(i)               Offer to Purchase.**

(a)(1)(ii)              Letter of Transmittal.**

(a)(1)(iii)             Notice of Guaranteed Delivery.**

(a)(1)(iv)              Letter to Shareholders from Peter H. Forster, Chairman, and
                        Allen M. Hill, President and CEO of DPL, dated February 4,
                        2000.**

(a)(1)(v)               Letter to Participants in the DPL Inc. Employee Stock
                        Ownership Plan from Peter H. Forster, Chairman, and Allen M.
                        Hill, President and CEO of DPL, dated February 4, 2000.**

(a)(2)                  Not applicable.

(a)(3)                  Not applicable.

(a)(4)                  Not applicable.

(a)(5)(i)               Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.**

(a)(5)(ii)              Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.**

(a)(5)(iii)             Letter to Participants in the DPL Inc. Employee Stock
                        Ownership Plan for use by the trustee of such plan.**

(a)(5)(iv)              Letter to Participants in The Dayton Power and Light Company
                        Savings Plans for use by the trustee of such plans.**

(a)(5)(v)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.**

(a)(5)(vi)              Press Release dated February 2, 2000.**

(a)(5)(vii)             Summary Advertisement dated February 4, 2000.**

(a)(5)(viii)            Pages I-14 and I-15 and Exhibit 13 of DPL's Annual Report on
                        Form 10-K for the fiscal year ended December 31, 1998
                        (incorporated by reference to DPL's Annual Report on Form
                        10-K filed with the Commission on March 30, 1999).*

(a)(5)(ix)              Pages 1 through 7, inclusive, of DPL's Quarterly Report on
                        Form 10-Q for the period ended September 30, 1999
                        (incorporated by reference to DPL's Quarterly Report on Form
                        10-Q filed with the Commission on November 15, 1999).*

(a)(5)(x)               Press Release dated February 24, 2000.**

(a)(5)(xi)              Press Release dated March 6, 2000.**

(a)(5)(xii)             Press Release dated March 14, 2000.

(b)(i)                  Securities Purchase Agreement, by and among DPL, DPL Capital
                        Trust I, Dayton Ventures LLC and Dayton Ventures, Inc.,
                        dated as of February 1, 2000 and certain exhibits thereto.**

(b)(ii)                 Amendment to Securities Purchase Agreement, dated
                        February 24, 2000, among DPL, DPL Capital Trust I, Dayton
                        Ventures LLC and Dayton Ventures, Inc.**

(c)                     Not required.

(d)                     See exhibits (b)(i) and (b)(ii) above.

(e)                     Not required.

(f)                     Not required.

(g)                     Not applicable.

(h)                     Not applicable.


------------------------

* Information incorporated by reference is available to the public at the website maintained by the Commission at http://www.sec.gov.

**  Previously filed.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 14, 2000                                  DPL INC.

                                                       By:          /s/ STEPHEN F. KOZIAR, JR.
                                                            -----------------------------------------
                                                                   Name: Stephen F. Koziar, Jr.
                                                             TITLE: GROUP VICE PRESIDENT AND GENERAL
                                                                             COUNSEL

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
(a)(1)(i)               Offer to Purchase.**
(a)(1)(ii)              Letter of Transmittal.**
(a)(1)(iii)             Notice of Guaranteed Delivery.**
(a)(1)(iv)              Letter to Shareholders from Peter H. Forster, Chairman, and
                        Allen M. Hill, President and CEO of DPL, dated February 4,
                        2000.**
(a)(1)(v)               Letter to Participants in the DPL Inc. Employee Stock
                        Ownership Plan from Peter H. Forster, Chairman, and Allen M.
                        Hill, President and CEO of DPL, dated February 4, 2000.**
(a)(2)                  Not applicable.
(a)(3)                  Not applicable.
(a)(4)                  Not applicable.
(a)(5)(i)               Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.**
(a)(5)(ii)              Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.**
(a)(5)(iii)             Letter to Participants in the DPL Inc. Employee Stock
                        Ownership Plan for use by the trustee of such plan.**
(a)(5)(iv)              Letter to the Participants in The Dayton Power and Light
                        Company Savings Plans for use by the trustee of such
                        plans.**
(a)(5)(v)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.**
(a)(5)(vi)              Press Release dated February 2, 2000.**
(a)(5)(vii)             Summary Advertisement dated February 4, 2000.**
(a)(5)(viii)            Pages I-14 and I-15 and Exhibit 13 of DPL's Annual Report on
                        Form 10-K for the fiscal year ended December 31, 1998
                        (incorporated by reference to DPL's Annual Report on Form
                        10-K filed with the Commission on March 30, 1999).*
(a)(5)(ix)              Pages 1 through 7, inclusive, of DPL's Quarterly Report on
                        Form 10-Q for the period ended September 30, 1999
                        (incorporated by reference to DPL's Quarterly Report on Form
                        10-Q filed with the Commission on November 15, 1999).*
(a)(5)(x)               Press Release dated February 24, 2000.**
(a)(5)(xi)              Press Release dated March 6, 2000.**
(a)(5)(xii)             Press Release dated March 14, 2000.
(b)(i)                  Securities Purchase Agreement, by and among DPL, DPL Capital
                        Trust I, Dayton Ventures LLC and Dayton Ventures, Inc.,
                        dated as of February 1, 2000 and certain exhibits thereto.**
(b)(ii)                 Amendment to Securities Purchase Agreement, dated
                        February 24, 2000, by and among DPL, DPL Capital Trust I,
                        Dayton Ventures LLC and Dayton Ventures, Inc.**
(c)                     Not required.
(d)                     See exhibits (b)(i) and (b)(ii) above.
(e)                     Not required.
(f)                     Not required.
(g)                     Not applicable.
(h)                     Not applicable.


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*   Information incorporated by reference is available to the public at the website maintained by the Commission at http://www.sec.gov.

**  Previously filed

                                       3